

September 28, 2021

Michael Foliano
Chief Financial Officer
Acorn HoldCo, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806

> **Re: Acorn HoldCo, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 1, 2021**
> **File No. 333-259251**

Dear Mr. Foliano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 1, 2021

General

1. Please provide an opinion of counsel regarding the tax consequences of the transaction. Refer to Staff Legal Bulletin 19.

Cover Page

2. Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the business combination. In addition, please quantify the value of the shares to be issued in the exchange offer.

Questions and Answers, page 1

3. Please add a question and answer that addresses both the positive and negative factors that the boards considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

4. Please provide a question and answer that highlights the interests of ADTRAN's and ADVA's directors, board members, and executive officers in the business combination. In that regard, we note your disclosure on page 16, and elsewhere. In addition, please clarify how the boards considered those conflicts in negotiating and recommending the business combination.

5. Please expand your discussion to describe the differences in equityholder rights before and after the business combination.

Potential Interests, page 68

6. Please disclose the fees payable to BofA Securities and Jefferies that are contingent upon consummation of the business combination.

Proposal No. 2: The Compensation Proposal, page 74

7. Please revise your disclosure to discuss the potential payments to ADTRAN's named executive officers in connection with the business combination. In that regard, we note your disclosure provided beginning on page 114.

Certain Unaudited Prospective Financial Information, page 90

8. We note your disclosure that the financial projections reflect numerous estimates and assumptions with respect to ADTRAN's and ADVA's business at the time projections were prepared. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections.

9. We note your disclosure on page 94 stating that neither ADTRAN nor the combined company "undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions." Please revise your disclosure to clarify that you will update this information to the extent required by law.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
ADTRAN
Results of Operations, page 232

10. You disclose on pages 233 and 234 that your revenue and operating income in some
international markets can be negatively impacted by a strengthening U.S. dollar. Please
disclose for each period presented the impact that foreign currency translations had on
your results of operations, including separate presentation of the impact on your revenues
and expenses.

Liquidity, page 241

11. Please clarify your statement on page 242 that ADTRAN's working capital is defined as
current liabilities.

12. We note your discussion of working capital on page 242. Please enhance your liquidity
section to also discuss the changes in your operating cash flows as depicted in your
statement of cash flows. Your revised discussions should not only quantify the impact of
the line item(s) which contributed most to the changes but should also provide detailed
explanations of the reasons for the fluctuations. Your discussion should focus on the
primary drivers of and other material factors necessary to an understanding of your cash
flows and the indicative value of historical cash flows. Please refer to the SEC
Interpretive Release No. 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
ADVA, page 258

13. Please identify and disclose all of your critical accounting policies and estimates that are
critical to your consolidated financial statements. The disclosure should include a
discussion of the material assumptions you made in arriving at the critical estimate and to
also advise an investor of the financial statement impact if actual results differ from the
estimate made by management. Your discussion should address the following areas:
• Types of assumptions underlying the most significant and subjective estimates;
• Sensitivity of those estimates to deviations of actual results from management's
  assumptions; and
• Circumstances that have resulted in revised assumptions in the past.

Consolidated Results of Operations, page 261

14. You disclose on pages 259 that foreign exchange fluctuations can have a significant
impact on your EBIT and net income. Please disclose for each period presented the
impact that foreign currency translations had on your results of operations, including
separate presentation of the impact on your revenues and expenses.

Liquidity and Capital Resources, page 267

15. Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

16. Your disclosure of investing cash flows on page 268 states €60.5 million and €48.2 million for the years ended December 31, 2019 and December 31, 2018, respectively, were related to investments in intangible assets, €43.6 million and €34.2 million for the years ended December 31, 2019 and December 31, 2018, respectively, were related to property, plant and equipment, and €16.9 million and €14.0 million for the years ended December 31, 2019 and December 31, 2018, respectively were related to financial assets. Please help us understand how these amounts agree to your cash flows statements, or revise your disclosure accordingly.

Financial Statements of ADTRAN, Inc.
Note 20 - Restructuring, page F-78

17. Please tell us what consideration you gave to disclosing the total amount of restructuring expenses expected to be incurred, the amount incurred for each period presented as well as the cumulative amount of restructuring expenses incurred to date for each reportable segment as required by ASC 420-10-50-1(d).

Schedule II, page F-80

18. We note that you establish reserves for estimated excess and obsolete inventory equal to the difference between the cost of the inventory and the estimated net realizable value of the inventory. Amounts recorded in separate accounts to recognize excess and obsolete inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments of inventory rather than true "reserves." Similarly, warranty reserves are estimates of accrued liabilities and thus need not be included. As such, please revise in order to remove the inventory reserve line item and the warranty liability line item from the schedule.

Financial Statements of ADVA Optical Networking SE, page F-81

19. Please include the name of the company in the header to your annual and interim financial statements.

Michael Foliano
Acorn HoldCo, Inc.
September 28, 2021
Page 5

Consolidated Income Statements, page F-111

20.   You disclose on page F-151 that revenues included EUR 81 million, EUR 76 million and EUR 64 million for services for the three years ended December 31, 2020, respectively. As such, please tell us what consideration you gave to presenting service revenues and costs of service revenues separately on the face of your income statements for each period presented in accordance with Rule 5-03 of Regulation S-X.

(22) Revenues, page F-151

21.   Please tell us what consideration you gave to disclosing the amount of revenues from external customers for each product and service or each group of similar products and services in accordance with paragraph 8 of IFRS 32. In this regard, we note your disclosure on pages 246 through 249 that your (1) optical transmission technology and products represented 71% of your total sales revenue for the year ended December 31, 2020; (2) programmable cloud access solutions represented 23% of your total sales revenue for the year ended December 31, 2020; and (3) network synchronization products represented 6% of your total sales revenue for the year ended December 31, 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing